

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**JANUARY 1, 2010**___ AND ENDING___**DECEMBER 31, 2010**___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CROSS BORDER PRIVATE CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, 9th Floor
New York, NY 10022

11015717

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender　　　　　　　　　　　　　　　　　**646.290.7248**
　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
　　　　　　　　　(Name - *if individual, state last, first, middle name*)

780 Third Ave Suite 2805	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
　　　　☒ Certified Public Accountant
　　　　☐ Public Accountant
　　　　☐ Accountant not resident in United States or any of its possessions.

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **David Meachin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cross Border Private Capital, LLC** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature
Title: Chairman and Chief Executive Officer

81% Owner of Cross Border Enterprises, L.L.C.
1% Owner of Cross Border Private Capital, L.L.C.
Cross Border Enterprises, L.L.C. is 99% Owner of Cross Border Private Capital, L.L.C.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CROSS BORDER PRIVATE CAPITAL, L.L.C.

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2010

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

_____

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Members of
Cross Border Private Capital, LLC

We have audited the accompanying statement of financial condition of
Cross Border Private Capital, LLC (the Company) as of December 31,
2010, and the related statements of income, changes in members' equity
and cash flows for the year then ended that you are filing pursuant to
Rule 17A-5 under the Securities Exchange Act of 1934. These financial
statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements
based on our audit.

We conducted our audits in accordance with auditing standards
generally accepted in the United States of America. Those standards
require that we plan and perform the audits to obtain reasonable
assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the
overall financial statement presentation. We believe that our audits
provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents
fairly, in all material respects, the financial position of Cross
Border Private Capital, LLC as of December 31, 2010, and the results
of it operations and its cash flows for the year then ended, in
conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information contained
on pages 8 and 9 is presented for purposes of additional analysis and
is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 of the Securities and
Exchange Commission. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial
statements and, in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a
whole.

New York, New York
February 15, 2011

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS	
Cash	7,038
Other Prepaid Expenses	2,978
TOTAL ASSETS	$10,016

LIABILITIES AND MEMBERS' EQUITY

Accrued Expenses	200
MEMBERS' EQUITY	9,816
TOTAL LIABILITIES AND MEMBERS' EQUITY	$10,016

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF OPERATION
December 31, 2010

INCOME $____-0-

EXPENSES

Professional Fee   16,250
Office Expense (Note B)   2,400
Other Operating Expenses   4,198
TOTAL EXPENSES   22,848

NET (LOSS) $(22,848)

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY AT BEGINNING OF YEAR	$10,414
NET LOSS	(22,848)
MEMBERS' CONTRIBUTIONS	22,250
MEMBERS' DISTRIBUTIONS	-0-
MEMBERS' EQUITY AT END OF PERIOD	$9,816

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss $(22,848)
Adjustments to reconcile net income to net cash
used by operating activities:
    Decrease in Due from Cross Border Enterprises, LLC   550
    Increase in Other Prepaid   (150)
    Decrease in Accounts Payable   (25)
    Increase in Accrued Expenses   200

    NET CASH USED IN OPERATING ACTIVITIES   (22,273)

CASH FLOWS FROM FINANCING ACTIVITIES
    Members' Contributions   22,250
    Members' Distributions   -0-

    NET CASH PROVIDED BY FINANCING ACTIVITIES   22,250

    NET DECREASE IN CASH   (23)

    CASH AT BEGINNING OF YEAR   7,061

    CASH AT END OF YEAR $ 7,038

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the year for income taxes $ -0-

The accompanying notes are an integral part of these financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Cross Border Private Capital L.L.C., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company engages in the business of originating, financing, and private placement of corporate equity and/or debt, equity-related private equity funds, and mergers and acquisitions. The Company is a Delaware limited liability company established January 25, 1996.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Consequently, no federal or state income taxes are payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Partnership agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED-PARTY TRANSACTIONS

The Company conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the Company. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the Company's registered representatives for future broker-dealer transactions.

As of November 1, 2003, the Company entered into an office expense-sharing agreement with CBE, whereby, the Company will reimburses CBE for various operating expenses. Effective January 1, 2010 the fee was reduced from $900 to $200 per month. The Company and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the Company. As of December 31, 2010, the Company had a management fee payable to its affiliate in the amount of $200.

NOTE C: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2010, the Company had net capital of $6,838 which exceeded requirements by $1,838.

CREDITS
   Members' equity $9,816

TOTAL CREDITS   9,816

DEBITS
   Non allowable assets:
     Prepaid Expenses   2,978

   TOTAL DEBITS   2,978

NET CAPITAL   6,838

Minimum net capital requirement - greater
  of $6^2/_3$% of aggregate indebtedness of
  $-0-, or $5,000   5,000

NET CAPITAL IN EXCESS OF REQUIREMENT $ 1,838

AGGREGATE INDEBTEDNESS
   Accrued expenses and other liabilities   200

TOTAL AGGREGATE INDEBTEDNESS $ 200

Ratio: Aggregate indebtedness to net capital   2.92%

There were no material differences between net capital as reported
above and net capital as reported in the Company's filed unaudited
FOCUS Part IIA report as of December 31, 2010.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2010

The L.L.C. does not effect transactions for anyone
defined as a customer under Rule 15c3-3. Accordingly,
there are no items to report under the requirements of
this rule.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members
Cross Border Private Capital, L.L.C.
New York, New York

In planning and performing our audit of the financial statements and supplementary information of Cross Border Private Capital, L.L.C. (the Company) for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William T McCollum CPA PC

New York, New York
February 15, 2011



Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework. Based on our assessment, we believe that as of December 31, 2010, the Company's internal control over financial reporting is effective based on that criteria.

Our internal control over financial reporting as of December 31, 2010 has been audited by William T. McCallum CPA, P.C., an independent registered public accounting firm, which appears on the previous page.

David J.P. Meachin,
Chairman and Chief Executive Officer
February 15, 2011

CROSS BORDER PRIVATE CAPITAL, L.L.C.
445 PARK AVENUE, 9TH FLOOR
NEW YORK, NEW YORK 10022
TEL: (212) 682-7400
FAX: (212) 682-7428
www.crossborderpc.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILATION

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

—————————————

Telecopier
(212) 644-2600

To the Members
Cross Border Private Capital, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under Securities Exchange Act
of 1934, we have performed the procedures enumerated below with
respect to the accompanying Schedule of Assessment and Payments
[Transition Assessment Reconciliation (Form SIPC-7T) to the
Securities Investor Protection Corporation (SIPC) for the period
from April 1, 2010 to December 31, 2010, which were agreed to by
Cross Border Private Capital, LLC and the Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc and
SIPC, solely to assist you and the other specified parties in
evaluating Cross Border Private Capital, LLC's compliance with
the applicable instructions if the Transitional Assessment
Reconciliation (Form SIPC-7T). Cross Border Private Capital,
LLC's management is responsible for the Cross Border Private
Capital, LLC's compliance with those requirements. This agreed-
upon procedures engagement was conducted in accordance with
attestation standards established by the American Institute of
Certified Public Accountants. The sufficiency of these procedures
is solely the responsibility of those parties specified in this
report. Consequently, we make no representation regarding the
sufficiency of the procedures described below either for the
purpose for which this report has been requested or for any
purpose. The procedures we performed and our findings are as
follows:

   1. Compared the listed assessment payments in Form SIPC-7T
      with respective cash disbursement records entries noting no
      differences.

   2. Compared the Total Revenue amounts of the audited Form X-
      17A-5 for the year ended December 31, 2010, less revenues
      reported on the FOCUS reports for the period from January
      1, 2010, to March 31, 2010, as applicable, with the amounts
      reported in Form SIPC-7T for the period from April 1, 2010,
      to December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2011